[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 28, 2017

BY HAND AND BY EDGAR

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
 Washington, D.C. 20549

Re:	BeyondSpring Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed February 7, 2017
File No. 333-214610

Dear Ms. Hayes:

On behalf of BeyondSpring Inc., a Cayman Islands company (the “Company”), we file herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated February 17, 2017 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Prospectus Summary

Our Pipeline, page 4

1.
Please revise the disclosure in the “status” column for the neutropenia trials depicted in the first row of the pipeline table to show the timing for both of the Phase 2/3 trials since they are different.

Response

In response to the Staff’s comment, the Company has revised the pipeline table on pages 4 and 91 of the Revised Registration Statement to show the timing for both of the Phase 2/3 trials.

Plinabulin, Our Lead Drug Candidate, page 90

2.
We refer to your statement on page 94 that if the interim data for the Phase 3 portion of your Phase 2/3 trial demonstrates non-inferiority, the trial will be completed. Please clarify whether this means that the trial may be completed early without evaluating secondary endpoints. In addition, in the event that the interim results do not demonstrate non-inferiority, please indicate your expected course of action and when you would expect to report final results from the trial.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that if the interim data for the Phase 3 portion of the Phase 2/3 trial demonstrates non-inferiority in the duration of severe neutropenia in the first cycle of chemotherapy, the trial will be completed, without evaluating secondary endpoints.  In the event that the interim results do not demonstrate non-inferiority, the Company expects to continue to fully enroll all patients as planned and report the final data in the first half of 2019.  The Company has expanded its disclosure on page 96 of the Revised Registration Statement to provide clarification.

Taxation, page 149

3.
We note that your tax opinion uses the short-form format. Therefore, please revise your disclosure to identify counsel, state that the disclosure is counsel’s opinion and clearly identify the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin 19.

Response

In response to the Staff’s comment, the Company has revised the disclosure contained in the Taxation section on page 152 of the Revised Registration Statement to identify counsel, state that the disclosure is counsel’s opinion and clearly identify the opinion being rendered.

Very truly yours,

/s/ Andrea L. Nicolas, Esq.

cc:	Christina M. Thomas
Vanessa Robertson
Angela Connell
Dory Yale
Christina Thomas
Securities and Exchange Commission

Richard Brand
BeyondSpring Inc.
28 Liberty Street, 39th Floor

Michael Maline
Edwin O’Connor
Goodwin Procter LLP